Filed by Amersham plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9

of the Securities Exchange Act of 1934

Subject Company: Amersham plc

Commission File No.: 1-14710

GE ACQUIRES AMERSHAM FOR $9.5 BILLION

800p per share Offer in All Stock Transaction

LONDON/FAIRFIELD, CT—October 10, 2003—General Electric Company and Amersham plc today announced that, subject to regulatory approval and other customary conditions, they have reached agreement on the terms of an all-stock transaction whereby GE (via General Electric Company and GE Investments, Inc.) will acquire all the outstanding shares of Amersham, a world leader in diagnostic imaging agents and life sciences. The terms of the transaction value each Amersham share at 800 pence and the diluted share capital of Amersham at approximately GBP5.7 billion ($9.5 billion).

Jeffrey R. Immelt, Chairman of the Board and Chief Executive of General Electric, said, “GE and Amersham will be an exciting combination of talents, businesses and technologies. Amersham’s diagnostic pharmaceutical and life sciences business will add new, high growth platforms to GE Medical’s diagnostic imaging, services and healthcare information technology businesses. The combination of this technological and market knowledge will allow GE to accelerate the development of molecular imaging and personalised medicine where it will be possible to predict and treat disease with therapies tailored to the individual.

“We’re delighted to bring Sir William Castell and his team to GE to help make this vision a reality.”

Upon completion of the Acquisition, Sir William Castell will become a Vice Chairman and member of the Board of Directors of General Electric and, as CEO of GE Healthcare Technologies, will have financial and leadership responsibility for GE Healthcare Technologies, the combined Amersham and GE Medical businesses. Sir William Castell will also lead the integration process to deliver the expected operating synergies. Joseph Hogan, Senior Vice President of General Electric, will continue to lead the GE Medical business. The GE Healthcare Technologies business will be based with Sir William Castell in the UK.

Sir William Castell, Chief Executive of Amersham, said, “Combined with the complementary capabilities of General Electric this transaction enables us to accelerate the realisation of our vision of personalised medicine. We will have the competencies, the marketing reach and the financial resources to bring disease prediction, diagnosis and personalised treatment into the mainstream of medical practice. Our customers should now raise their expectations as to what is deliverable from this new chapter in medicine.”

General Electric’s management believes the Acquisition will:

■	Position General Electric for a new chapter in medicine by creating a healthcare company with broad expertise in imaging, diagnostic pharmaceuticals and drug discovery;

■	Create a group of technology and service driven healthcare businesses which will have combined 2003 pro forma revenues in excess of $13 billion;

■	Accelerate the development of molecular imaging and personalised medicine by more rapidly developing and bringing to market new targeted imaging agents and diagnostics that will enable our customers to diagnose, treat and monitor diseases at an earlier stage than ever before;

■	Expand the addressable customer base, providing significant new channels for each company’s products and services around the world. For example, General Electric expects to access new sales channels in the pharmaceutical industry for GE Medical’s imaging technology and services;

■	Perform financially for investors. The combination of Amersham and GE Medical is expected by General Electric to be non-dilutive to 2004 earnings per share (before in-process research and development charges) and $0.01 accretive in 2005. General Electric expects to generate revenue synergies by the end of the third full year in the order of $350 million to $400 million per annum, which are expected to translate into operating profit synergy benefits of $100 million to $200 million per annum. General Electric expects the revenue synergies to be achieved through a variety of means, including access to new channels for each company’s products and services, channel efficiencies, accelerated global expansion and new product introductions. Similarly, General Electric expects to achieve cost synergies from the combined business in the range of $300 million to $400 million per annum by the end of the third full year, an amount that represents approximately 3 percent of the combined businesses’ total cost base. General Electric expects these cost synergies to be achieved through a variety of means including improved sourcing, reduced general and administration and global infrastructure costs and operating efficiencies across the combined businesses. General Electric expects approximately half of these revenue and cost synergies to be achieved by the end of the first full year following the Acquisition (a); and

■	Strengthen General Electric’s capital base and AAA credit rating through the issuance of General Electric stock, while maximising flexibility to fund future growth.

The necessary regulatory clearances from the European Commission and the United States competition authorities are expected to be obtained within the first half of 2004.

The terms of the acquisition value each Amersham Share at 800 pence and the diluted share capital of Amersham at approximately GBP5.7 billion ($9.5 billion). These terms represent a premium of approximately 45 percent over the price of an Amersham Share of 552 pence as at the close of business on 7 October 2003, the last trading day prior to the announcement by Amersham that it had received an approach.

Full details on the terms of the acquisition are contained in the UK statutory release are available at www.GE.com

About Amersham

Amersham, headquartered in England, is a world leader in medical diagnostics and life sciences. The Amersham Group employs over 10,000 people worldwide and had sales of GBP1.62 billion ($2.43 billion) in 2002. The company was formed in 1997 through the mergers of Amersham International (UK), Pharmacia Biotech (Sweden) and Nycomed (Norway).

Amersham has three main business areas: medical diagnostics, operating as Amersham Health, and protein separations and discovery systems, together operating as Amersham Biosciences.

■	Amersham Health (59 percent of total Amersham sales in 2002) develops, manufactures and distributes diagnostic imaging agents and radiopharmaceuticals for all imaging modalities that are used in medical imaging procedures. These diagnostic agents enhance and enable the imaging of anatomy, organs, tissue and cells to assist with the early detection, diagnosis and management of diseases. Key products include the imaging agents Omnipaque™, Myoview™, Omniscan™ and Visipaque™;

■	Protein separations (17 percent of total Amersham sales in 2002) develops, manufactures and distributes chromatography purification systems, membrane products and reagents that are used in the development and manufacture of biopharmaceuticals and for the laboratory scale separation of proteins for research and drug development; and

■	Discovery systems (24 percent of total Amersham sales in 2002) develops, manufactures and distributes instruments, reagents and software that are used for drug discovery, research and development with applications including protein and DNA analysis for genomics and proteomics, cellular screening and bioassays.

About GE

General Electric Company, headquartered in Fairfield, CT, is a diversified technology and services company dedicated to creating products that make life better from aircraft engines and power generation to financial services, medical imaging, television broadcasting and plastics. GE Company operates in more than 100 countries and employs more than 315,000 people worldwide, including approximately 75,000 in Europe.

GE Medical Systems is a global leader in medical imaging, healthcare services and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam computed tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine and a full line of clinical and business services. For more than 100 years, health-care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. GE Medical Systems operates in more than 100 countries and employs more than 30,000 people worldwide.

Contact:

General Electric, Fairfield

Peter Stack

(203) 373-2283

This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of GE resulting from and following the acquisition. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the acquisition, GE’s ability to successfully combine the businesses of GE Medical Systems and Amersham and to realize expected synergies from the acquisition, and changes in global, political, economic, business, competitive, market and regulatory forces. More detailed information about certain of these factors is contained in GE’s and Amersham’s filings with the SEC. Neither GE nor Amersham undertakes any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

The foregoing does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. If and when General Electric commences its acquisition for Amersham securities and the acquisition is implemented by way of a UK scheme of arrangement, any securities to be issued pursuant to the scheme of arrangement will not be registered under the Securities Act of 1933 but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof and Amersham will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when General Electric and General Electric Investments commence their acquisition for Amersham securities and the acquisition is implemented by way of an offer rather than a scheme of arrangement, General Electric will file a registration statement relating to the offer with the SEC. If General Electric files a registration statement with the SEC, it will contain a prospectus and other documents relating to the offer. Such prospectus and other documents will contain important information about General Electric, General Electric Investments, Amersham, the offer and related matters. Holders of Amersham securities who are US persons or who are located in the United States are urged to read such prospectus (if any) and other documents that would form part of such registration statement if and when it becomes available before they make any decision with respect to the offer. Holders of Amersham securities should also read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Amersham relating to the offer. Such prospectus and any other relevant documents filed by General Electric and Amersham with the SEC will be available free of charge at the SEC’s web site at www.sec.gov and from General Electric. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

•	(a) The foregoing statements as to financial accretion are not intended to mean that General Electric earnings or earnings-per-share for any period will necessarily exceed those of any prior year.

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